Filed Pursuant to Rule 253(g)(2)
File No. 024-11466

CONNECT INVEST II LLC

SUPPLEMENT NO. 1 DATED JULY 26, 2022
TO THE OFFERING CIRCULAR DATED APRIL 1, 2022

This document (the “Supplement”) supplements, and should be read in conjunction with, the offering circular of Connect Invest II LLC (the “Company”), dated April 1, 2022 and filed by the Issuers with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The purpose of this Supplement is to disclose the addition of a redemption plan for holders of the Notes.

Noteholder Redemption Plan

While you should view an investment in the Notes as continuing until the applicable maturity date, we adopted a redemption plan whereby, on an ongoing basis, holders of Notes may obtain liquidity monthly, following a fifteen (15) business day waiting period after submitting their redemption request. Pursuant to the redemption plan, a holder of Notes may only (a) have one outstanding redemption request at any given time and (b) request that we redeem at least $1,000 in principal amount per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The redemption price will be equal to the then-outstanding principal amount of the Note being redeemed, less a redemption equal to the greater of (1) 0.5% of the then-outstanding principal amount of the Note multiplied by the number of calendar quarters (or pro-rated portion thereof) remaining until the maturity date or (2) $25.00 per Note.

In addition, in the event the Company determines, in its sole discretion, that it does not have sufficient funds available to redeem all of the Notes for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered during the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed on a pro-rata basis, if at all.

If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, Notes will be redeemed on a pro-rata basis, if at all.

We will limit holders of Notes to one (1) redemption request outstanding at any given time, meaning that, if a Noteholder desires to request more or fewer Notes be redeemed, such Noteholder must first withdraw the first redemption request. For Noteholders who hold Notes with more than one maturity date, redemption requests will be applied to such Notes in the order in which the mature, on a last in first out basis – meaning, those Notes with the earlies maturity date will be redeemed first.

In accordance with the current guidance on redemption plans, we intend to limit redemptions in any calendar month to Notes whose aggregate principal amount is less than or equal to 2.0% of the aggregate principal amount of all Notes outstanding as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to Notes whose aggregate principal amount is 5.0% of the aggregate principal amount of all Notes outstanding as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, we may elect to increase or decrease the dollar amount of Notes available for redemption in any given month. Notwithstanding the foregoing, we are not obligated to redeem any Notes under the redemption plan.

Further, the Company may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect its operations and its non-redeemed Noteholders, to prevent an undue burden on its liquidity or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will disclose such amendment to investors in an additional supplement to the Offering Circular.

Holders of Notes will continue to receive payments, if any are required, with respect to the Notes that are subject to a redemption request between the time they make such a redemption request and the effective date of the redemption.